Exhibit (a)(1)(G)

This notice is neither an offer to purchase nor a solicitation of an offer to sell any Shares or ADSs (each as defined below). The Takeover Offer (as defined below) is made solely by the Offer Document (as defined below) and is being made to all holders of Shares, including those represented by ADSs. The Takeover Offer is being made pursuant to the German Securities Acquisition and Takeover Act (the “German Takeover Act”) and applicable U.S. securities laws, and the Bidder (as defined below) does not assume any responsibility for making any further announcement or registrations or for obtaining further licenses or approvals in respect of the Takeover Offer outside of Germany and the United States.  The Bidder (as defined below) is not aware of any state where the making of the Takeover Offer is prohibited by any administrative or judicial action pursuant to any valid U.S. state statute. If the Bidder becomes aware of any valid U.S. state statute prohibiting the making of the Takeover Offer or the acceptance of the Shares, including Shares represented by ADSs, pursuant thereto, the Bidder will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Takeover Offer. If, after a good faith effort, the Bidder cannot do so, the Bidder will not make the Takeover Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares or ADSs in that state.

Notice of Offer to

Purchase for Cash

All No-Par Value Registered Shares,

Including Those Represented by

American Depositary Shares, of

AIXTRON SE

at

EUR 6.00 per Share

by

Grand Chip Investment GmbH

Grand Chip Investment GmbH, a German limited liability company (the “Bidder”), is offering (together with any amendments or supplements thereto, the “Takeover Offer”) to acquire all outstanding no-par value registered shares (the “Shares”), including Shares represented by American Depositary Shares (“ADSs”, and together with the Shares, “AIXTRON Securities”), of AIXTRON SE, a German stock corporation (“AIXTRON”), at a purchase price of EUR 6.00 per Share in cash (the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer Document published July 29, 2016 (the “Offer Document”) and (i) with respect to holders of Shares (but not ADSs) (“Shareholders”), in the declaration of acceptance (the “Declaration of Acceptance”) and (ii) with respect to holders of ADSs (the “ADS Holders” and together with Shareholders, the “AIXTRON Securityholders”), in the ADS letter of transmittal (the “ADS Letter of Transmittal”).  This notice applies only to Shares held by Shareholders in the United States and ADSs.  The Bidder is an indirect wholly-owned subsidiary of Fujian Grand Chip Investment Fund LP (“FGC”), a limited partnership under the laws of the People’s Republic of China (“PRC”).  Mr. Zhendong Liu, a citizen of the PRC, is the controlling shareholder and general partner of FGC (“Mr. Liu”).

THE ACCEPTANCE PERIOD (AS DEFINED BELOW) WILL EXPIRE ON OCTOBER 7, 2016 (24:00 HOURS LOCAL TIME FRANKFURT AM MAIN, FEDERAL REPUBLIC OF GERMANY (“FRANKFURT TIME”)/6:00 P.M. LOCAL TIME NEW YORK, U.S.A. (“NEW YORK TIME”)), UNLESS THE ACCEPTANCE PERIOD IS EXTENDED. IF THE CONDITIONS TO THE TAKEOVER OFFER (OTHER THAN THE REGULATORY OFFER CONDITIONS (AS DEFINED BELOW)) HAVE BEEN SATISFIED OR, IF PERMISSIBLE, WAIVED AT THE EXPIRATION OF THE ACCEPTANCE PERIOD, A TWO-WEEK ADDITIONAL ACCEPTANCE PERIOD (AS DEFINED BELOW) IS EXPECTED TO COMMENCE ON OCTOBER 15, 2016 AND EXPIRE ON OCTOBER 28, 2016 (24:00 HOURS FRANKFURT TIME/6:00 P.M. NEW YORK TIME).

As described more fully in the Offer Document, the Takeover Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn at the expiration of the Acceptance Period at least 67,632,213 Shares, including Shares represented by ADSs (the “Minimum Acceptance Threshold”), constituting at least 60% of the 112,720,355 Shares (including Shares represented by ADSs) issued on May 23, 2016, the date the Bidder published its decision to make the Takeover Offer (the “Announcement Date”) and (2) (a) the receipt of clearance or non-objection from the German Federal Ministry of Economics and Energy, (b) approval of or non-objection by the Committee on Foreign Investment in the United States or the President of the United States, as applicable, pursuant to the Exon-Florio Amendment to the Defense Production Act of 1950, as amended, (c) the notification of project filing being issued by the National Development and Reform Commission of the PRC or its competent local counterparts (“NDRC”) to confirm the completion of the outbound investment filing process with NDRC, and (d) certificates evidencing the completion of the overseas investment foreign exchange registration and foreign exchange conversion and remittance being issued by a qualified bank approved by the State Administration of Foreign Exchange of the PRC or its competent local counterparts (“SAFE”) to confirm the completion of the SAFE proceedings necessary for outbound investment (the items in this clause (2) collectively, the “Regulatory Offer Conditions”). The Takeover Offer is also subject to certain other conditions specified in Section 4.2 of the Offer Document.  The Regulatory Offer Conditions must be fulfilled by February 28, 2017.   Each Regulatory Offer Condition pursuant to clauses 2(a) and 2(b) above shall only be fulfilled if there are no regulatory conditions, requirements, administrative rulings, orders or measures contained in the respective approval, notification or certificate which would, individually or in the aggregate, according to an independent expert opinion, result in a reduction of the consolidated sales of AIXTRON of 27.5 per cent or more compared to AIXTRON’s forecast for the fiscal year 2016 current as of the Announcement Date (a “Regulatory MAE”).  The determination of whether a Regulatory MAE has occurred must be made by no later than 15:00 hrs Frankfurt Time/9:00 a.m. New York Time one U.S. Working Day (as defined in the Offer Document) after receipt of the respective approval, notification or certificate.  Each Regulatory Offer Condition pursuant to clauses 2(c) and 2(d) above shall only be fulfilled if at the point in time when the last notification or certificate pursuant to clauses 2(c) and 2(d) has been issued the respective other notification or certificate pursuant to clauses 2(c) and 2(d) and the enterprise overseas investment certificate, which has been issued by the Department of Commerce of Fujian Province, PRC on 12 May 2016, are still in full force and effect.

Pursuant to the terms of a Business Combination Agreement, dated May 23, 2016, entered into among AIXTRON, AIXTRON China Ltd., the Bidder, FGC and Mr. Liu (the “BCA”), AIXTRON’s Executive Board and Supervisory Board have undertaken to support the Takeover Offer and to recommend it to the AIXTRON Securityholders, subject to standard fiduciary out provisions contained in the BCA.

The Bidder has appointed Deutsche Bank AG to act as central settlement agent in connection with the Takeover Offer (“Central Settlement Agent”). The acceptance of the Takeover Offer by ADS Holders may only be made through The Bank of New York Mellon as tender agent (the “ADS Tender Agent”).

ADS Holders who tender their ADSs will receive the Offer Consideration in U.S. dollars. The Offer Consideration will be converted into U.S. dollars by the ADS Tender Agent by sale or any other manner it may determine. All Shareholders of Shares tendered in the Takeover Offer will receive the Offer Consideration in Euros.

The period during which the Takeover Offer may be accepted (together with any extensions thereof, the “Acceptance Period”) will begin on July 29, 2016 and will end on October 7, 2016 at 24:00 hours Frankfurt Time/6:00 p.m. New York Time, unless the Acceptance Period is extended. In accordance with applicable German law, the Acceptance Period will be automatically extended by law in the following circumstances: (1) upon the publication of an amendment of the Takeover Offer within two weeks of the scheduled expiration of the Acceptance Period, in which case the Acceptance Period will be extended by two weeks from the date of such scheduled expiration; and (2) if a third party makes a competing offer and the Acceptance Period would otherwise have expired before the expiration of the acceptance period of such competing offer, in which case the Acceptance Period will be automatically extended so that it expires at the same time as the acceptance period of such competing offer.  During any such extension, all AIXTRON Securities previously tendered and not properly withdrawn will remain subject to the Takeover Offer, subject to the rights of a tendering AIXTRON Securityholder to withdraw such tendered AIXTRON Securities. Any such extension will be published in accordance with German law and will also be announced by press release in the United States.

If, at the expiration of the Acceptance Period, all conditions to the Takeover Offer (other than the Regulatory Offer Conditions) have been either satisfied or waived by the Bidder, AIXTRON Securityholders who have not accepted the Takeover Offer within the Acceptance Period may still accept the Takeover Offer within two weeks after publication of the results of the Takeover Offer by the Bidder pursuant to the German Takeover Act (the “Additional Acceptance Period”) and be entitled to receive the same Offer Consideration offered during the Acceptance Period in accordance with the terms and conditions set forth in the Offer Document.   An acceptance of the Takeover Offer during the Additional Acceptance Period is therefore conditional upon, among other things, the Minimum Acceptance Threshold being achieved, unless waived, at the end of the Acceptance Period. AIXTRON Securityholders should, therefore, not rely on being able to accept the Takeover Offer during the Additional Acceptance Period.  Except as described below, AIXTRON Securities tendered during the Additional Acceptance Period may not be withdrawn.

ADS Holders may accept the Takeover Offer with respect to the Shares represented by their ADSs by timely delivering to the ADS Tender Agent (1) American Depository Receipts evidencing ADSs (“ADRs”) or a confirmation of a book-entry transfer of such ADSs into the ADS Tender Agent’s account at The Depository Trust Company (“DTC”), unless, in each case, the ADSs are held directly in uncertificated form not evidenced by ADRs and not in a securities account with a broker or other securities intermediary, (2) a properly completed and duly executed ADS Letter of Transmittal or an Agent’s Message (as defined in the Offer Document) in connection with a book-entry transfer of ADSs and (3) any other documents required by the ADS Letter of Transmittal. In certain cases, ADS holders may tender in accordance with procedures for guaranteed delivery described in Section 11.2.2(iv) of the Offer Document.

Shareholders may only accept the Takeover Offer by delivering a declaration of acceptance (the “Declaration of Acceptance”) to the investment services enterprise maintaining the securities account that holds such Shareholders’ Shares (the “Custodian Bank”). Shareholders holding Shares through a Custodian Bank may obtain the Declaration of Acceptance from that Custodian Bank. Until settlement of the Takeover Offer pursuant to the terms and conditions of the Offer Document, the Shares for which the Declaration of Acceptance has become effective remain in the respective securities account of the accepting Shareholders but are re-booked to a different International Securities Identification Number (“ISIN”) at Clearstream Banking AG, Frankfurt am Main, Germany (“Clearstream”) and in the securities account of the accepting Shareholder.

The Declaration of Acceptance will only become effective upon the Shares having been re-booked to the relevant ISIN in time. As a prerequisite, the Declaration of Acceptance must be delivered to the relevant Custodian Bank within the Acceptance Period or the Additional Acceptance Period, as applicable.  If a Declaration of Acceptance has been delivered to the relevant Custodian Bank within the Acceptance Period or the Additional Acceptance Period, as applicable, the re-booking of the AIXTRON Shares will be considered to have been performed in time if the re-booking at Clearstream has occurred no later than 18:00 hrs Frankfurt Time/12:00 p.m. New York Time on the second Banking Day (as defined in the Offer Document) following the expiration of the Acceptance Period or the Additional Acceptance Period, as applicable.

The Bidder shall become obligated to pay for the tendered Shares, including Shares represented by ADSs, upon the satisfaction or waiver of all the conditions to the Takeover Offer set forth in Section 4.2 of the Offer Document (the “Offer Conditions”).

The Bidder will pay for Shares represented by ADSs pursuant to the Takeover Offer by depositing the Offer Consideration with the ADS Tender Agent. Subject to the terms and conditions of the Takeover Offer, (i) with respect to Shares represented by ADSs tendered during the Acceptance Period and not validly withdrawn, the Bidder shall pay the Offer Consideration to the ADS Tender Agent’s cash account in Germany without undue delay, however no later than twelve Banking Days following the later of: (a) the expiration of the Acceptance Period or (b) the satisfaction or waiver of the Offer Conditions; and (ii) with respect to Shares represented by ADSs tendered during the Additional Acceptance Period and not validly withdrawn, the Bidder shall pay the Offer Consideration to the ADS Tender Agent’s cash account in Germany without undue delay, however no later than twelve Banking Days following the later of (a) the expiration of the Additional Acceptance Period or (b) the satisfaction or waiver of the Offer Conditions.

Subject to the terms and conditions of the Takeover Offer, the Central Settlement Agent shall transfer the Offer Consideration for Shares via Clearstream to the relevant Custodian Bank without undue delay, however no later than twelve Banking Days following: (i) with respect to the Shares tendered during the Acceptance Period and not validly withdrawn, the later of either (a) the expiration of the Acceptance Period or (b) the satisfaction or waiver of the Offer Conditions; and (ii) with respect to the Shares tendered during the Additional Acceptance Period and not validly withdrawn, the later of either (a) the expiration of the Additional Acceptance Period or (b) the satisfaction or waiver of the Offer Conditions.

THE AIXTRON SECURITYHOLDERS WILL HAVE THE RIGHT TO WITHDRAW THEIR ACCEPTANCES OF THE TAKEOVER OFFER DURING THE ACCEPTANCE PERIOD, INCLUDING ANY EXTENSION THEREOF, AND, EXCEPT AS DESCRIBED IN THIS NOTICE, AFTER THE 30th CALENDAR DAY FOLLOWING THE EXPIRATION OF THE ACCEPTANCE PERIOD. AIXTRON SECURITYHOLDERS WILL NOT HAVE THE RIGHT TO WITHDRAW ACCEPTANCES OF THE TAKEOVER OFFER, INCLUDING WITH RESPECT TO SHARES REPRESENTED BY ADSs, DURING THE 30-CALENDAR-DAY PERIOD FOLLOWING THE EXPIRATION OF THE ACCEPTANCE PERIOD. THE BIDDER MAY REQUEST FURTHER RELIEF FROM THE STAFF OF THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) TO EXTEND THIS 30-DAY PERIOD. SEE SECTION 15 OF THE OFFER DOCUMENT.

The Staff of the SEC’s Division of Corporation Finance has stated that they are in a position to grant relief with respect to matters in which the securities laws and practice in the United States conflict with those in Germany. See Section 20 of the Offer Document.

This notice and the Offer Document have been prepared on the basis that such relief has been granted. Accordingly:

•                  AIXTRON Securityholders who accept the Takeover Offer during the Acceptance Period may withdraw acceptances of the Takeover Offer at any time until the expiration of the Acceptance Period without having to give any reason;

•                  AIXTRON Securityholders will not have the right to withdraw acceptances of the Takeover Offer made during the Acceptance Period or the Additional Acceptance Period during the 30-calendar-day period following the expiration of the Acceptance Period, as it may be extended, even if the Regulatory Offer Conditions have not been satisfied or waived and the Bidder has not become obligated to pay the Offer Consideration;

•                  If the Regulatory Offer Conditions have not been satisfied prior to expiration of such 30-calendar-day period (or previously waived), AIXTRON Securityholders will have the right to withdraw acceptances of the Takeover Offer during the period after the end of the 30th calendar day following the expiration of the Acceptance Period until the Regulatory Offer Conditions are satisfied and the Bidder becomes obligated to pay the Offer Consideration; and

•                  If the Regulatory Offer Conditions are only satisfied after the expiration of the Acceptance Period, AIXTRON Securityholders will not have withdrawal rights during the period from the date of the satisfaction of the Regulatory Offer Conditions until the date of payment of the Offer Consideration for the tendered Shares, including Shares represented by ADSs.

By withdrawing acceptances of the Takeover Offer, AIXTRON Securityholders will withdraw from the contract that was entered into as a result of their acceptance of this Takeover Offer.

ADS Holders may exercise their rights of withdrawal by timely delivering a written notice of withdrawal to the ADS Tender Agent specifying (1) the name of the person who tendered the ADSs to be withdrawn and (2) the number of ADSs to be withdrawn and the name of the registered holder of such ADSs, if the name is different from the person who tendered such ADSs. If ADRs evidencing ADSs to be withdrawn have been delivered to the ADS Tender Agent, then, prior to the physical release of such ADRs, the certificate numbers shown on such ADRs must be submitted to the ADS Tender Agent and the signature(s) on the notice of withdrawal must be medallion guaranteed if the original ADS Letter of Transmittal required a signature guarantee. If ADSs representing Shares have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the DTC to be credited with the withdrawn ADSs or must otherwise comply with DTC’s procedures.

Shareholders may exercise their rights of withdrawal outlined above with respect to Shares only by (1) declaring their withdrawal to their Custodian Bank in writing and in a timely manner for a specified number of tendered Shares and (2) instructing their Custodian Bank to re-book an equivalent number of Shares under the appropriate securities identification number or to reverse the book-entry transfer of such tendered Shares. The declaration of withdrawal will become effective upon the timely reversal of the book-entry transfer of the withdrawn Shares.

The receipt of cash in the Takeover Offer in exchange for Shares will be a taxable transaction for U.S. federal income tax purposes, and may be a taxable transaction for German income tax purposes and under other applicable state, local or foreign income or other tax laws. AIXTRON Securityholders should consult their tax advisors about the particular effect the acceptance of the Takeover Offer will have on them. For more information on the U.S. federal income tax and German income tax consequences of accepting the Takeover Offer, see Section 19 of the Offer Document.

The Offer Document also includes important information about the Bidder’s intentions with respect to AIXTRON if the Takeover Offer is successful. AIXTRON Securityholders are urged to review that information carefully as it may affect their decision as to whether or not to tender Shares, including Shares represented by ADSs.

The information required to be disclosed by Rule 14d-6(d)(1) promulgated under the Exchange Act is contained in the Offer Document and is incorporated herein by reference.

The Offer Document and the applicable related documents described herein contain important information which should be read carefully before any decision is made with respect to the Takeover Offer.

Questions and requests for assistance or copies of the Offer Document, the Declaration of Acceptance or the ADS Letter of Transmittal and other tender offer documents may be directed to (i) with respect to the tender of Shares, the German Information Agent and (ii) with respect to the tender of ADSs, the U.S. Information Agent.  Contact information with respect to each of the German Information Agent and the U.S. Information Agent is set forth below.  Copies of any tender offer documents will be furnished promptly upon request at the Bidder’s expense. Furthermore, the German Offer Document and English translation thereof have been published on the internet at http://www.grandchip-aixtron.com, where they can be downloaded and printed.

ADS Holders who hold their ADSs through a broker or other securities intermediary and whose broker or other securities intermediary accepts the Takeover Offer on the ADS Holders behalf, may be charged a fee. ADS Holders who accept the Takeover Offer to acquire the Shares represented by their ADSs directly will not be charged brokerage fees. Any non-German stock exchange tax, sales tax or stamp tax, resulting from acceptance of the Takeover Offer shall be borne by the ADS Holders. The fee to be paid to the AIXTRON Depositary for the cancellation of the ADSs (USD 0.05 per ADS) will be borne by the Bidder.

The acceptance of the Takeover Offer will be free of costs and expenses (except for the costs incurred for submitting the Declaration of Acceptance to the respective Custodian Bank) for those Shareholders who hold their Shares in collective safe custody with a Custodian Bank in Germany, provided that the Custodian Bank in turn either directly or via a transaction bank holds these Shares in custody in a securities account maintained by or for such Custodian Bank or for a specific bank group at Clearstream. Costs imposed by other Custodian Banks or foreign intermediate custodians shall be borne by each accepting Shareholder.

The Central Settlement Agent for the Takeover Offer is:

Deutsche Bank AG

Taunusanlage 12

60325 Frankfurt am Main

Federal Republic of Germany

Fax: +49 69 910 38794

E-mail: dct.tender-offers@db.com

The ADS Tender Agent for the Takeover Offer is:

The Bank of New York Mellon

By registered, certified or express mail	By overnight courier
The Bank of New York Mellon	The Bank of New York Mellon
Voluntary Corporate Actions — Suite V	Voluntary Corporate Actions — Suite V
P.O. Box 43031	250 Royall Street
Providence, Rhode Island 02940-3031	Canton, Massachusetts 02021
United States of America	United States of America

The German and U.S. Information Agents for the Takeover Offer are, respectively:

D.F. King Ltd

125 Wood Street

London EC2V 7AN

+49 (0)30 610 820 730

D.F. King & Co, Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Email:  AIXG@dfking.com

+1-877-478-5043 (toll-free in the United States)

July 29, 2016